EXHIBIT 21.1

SUBSIDIARIES OF EACO CORPORATION

As of the date of this Annual Report on Form 10-K, EACO Corporation does not have any subsidiaries.  The table below sets forth all subsidiaries of EACO Corporation during fiscal 2007 and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	Jurisdiction of Organization
Steak House Construction Corporation[1]	Florida

1 Steak House Construction Corporation was dissolved as of September 14, 2007.